UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on July 31, 2026

DATE, TIME AND PLACE: On July 31, 2026, at 2:30 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Bruno Garcia Rosa Carneiro, Secretary.

AGENDA: To resolve on: (i) the exoneration of Mr. Nitin Prabhu from the position of coordinator of the Company’s Innovation and Technology Committee; (ii) the election of Mr. Daniel Barriuso Rojo to the position of coordinator of the Company’s Innovation and Technology Committee; and (iii) the ratification of the composition of the Company’s Innovation and Technology Committee.

RESOLUTIONS: After due clarification, the present members of the Board of Directors, unanimously, APPROVED the election of the following members to the Advisory Committees to the Board of Directors, pursuant to Article 17, XXI and XXIX, of the Company's Bylaws:

(i) the exoneration of Mr. Nitin Prabhu, an American citizen, married, company officer, holder of U.S. passport No. A37166580, from the position of coordinator of the Company’s Innovation and Technology Committee;

(ii)        the election of the new coordinator of the Innovation and Technology Committee, for a term valid until the assumption of office by the elected members to compose the respective committee, at the first Board of Directors Meeting to be held after the 2027 Annual Shareholders’ Meeting, namely Mr. Daniel Barriuso Rojo, Spanish citizen, married, computer engineer, holder of Spanish passport No. PAN468531; and

(iii) the ratification of the composition of the Company’s Innovation and Technology Committee, all with a term valid until the first Meeting of the Board of Directors to be held after the 2027 Ordinary Shareholders Meeting, namely: Daniel Barriuso Rojo, Spanish citizen, married, computer engineer, holder of Spanish passport No. PAN468531, as Coordinator; Messrs. Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, holder of identity card RG no. 3.839.280-X SSP/SP, registered with the CPF/MF under no. Ede Ilson Viani, Brazilian, married, accountant, holder of identity card RG no. 17.488.375 SSP/SP, registered with the CPF/MF under no. Eduardo Alvarez Garrido, Spanish, married, administrator, holder of identity card RNM no. V346153M – CGPI/DIREX/PF and registered with the CPF/MF under no. 228.866.408-83; Gilberto Duarte de Abreu Filho, Brazilian, married, engineer, holder of identity card RG no. 22.884.756-4 SSP/SP and registered with the CPF/MF under no. 252.311.448-86; Guilherme Horn, Brazilian, married, administrator, holder of identity card RG no. 2031812-0 SSP/SP and registered with the CPF/MF under no. 924.866.147-53; and Marco Jose Miguel Bressan, Italian, married, computer scientist, holder of the Italian passport YB4359162, as Members; all with business addresses at Avenida Presidente Juscelino Kubitschek, No. 2041, Unit 281, Block A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, Zip Code 04543-011.

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[Free English Translation]

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and sent to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi; Cristina San Jose Brosa; Deborah Patricia Wright, Ede Ilson Viani, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, July 31, 2026.

.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Carneiro

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 31, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer